NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") for the nine months ended September 30, 2005.

This MD&A is prepared as of November 2, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2 Overview

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") is a mineral exploration company focused on the Pebble Gold-Copper-Molybdenum Project. The Pebble property is located in Alaska near the village of Iliamna, approximately 235 miles (380 kilometers) southwest of Anchorage.

Pebble Project

Property Agreements

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc. (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” gold-copper-molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the land containing the known mineralized resource at Pebble (the “Resource Lands Option”) and the second option allowed the purchase of a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI is a related party by virtue of (i) having directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interest in these option agreements from HDGI in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

agreeing to “carry”, i.e. pay for, HDGI’s 20% share of costs in connection with the exercise requirements under the Options.

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option, the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interest, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed the US$10 million, net of any excess or deficiency adjustments from resales of the blocks of shares that the Company managed. The actual adjusted amount was US$9,938,600, based on previous excess proceeds of resale. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds. Teck Cominco’s resale proceeds are to be credited against the guaranteed amount; any share resale surplus are to be returned to the Company’s treasury, and any share resale shortfall below the US$9,938,600 are to be made up by the Company in cash or through the issuance of additional shares. Under the agreement, the Company is to ensure proceeds totaling US$9,938,600 by March 22, 2006. Additionally, the Company is required to manage the sale of at least US$1 million in each three month period, commencing May 22, 2006.

To September 30, 2005, 342,200 of the original 1,772,775 shares had been sold for proceeds of approximately US$1,486,000. Subsequent to the end of the quarter, the Company managed the sale of an additional 133,500 shares for proceeds paid to Teck Cominco of approximately US$554,000.

At the time of the Company exercising the Resource Lands Option, it exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by completing 60,000 feet of drilling on the Exploration Lands before November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as a consideration for the required US$4 million payment, but subject to Teck Cominco’s right to elect to have a proceeds guarantee.

Teck Cominco had the right, until August 24, 2005, to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds. At September 30. 2005, the shortfall on the price protection guarantee was estimated at $634,128. To September 30, 2005, none of the original 977,795 shares had been sold.

Teck Cominco’s resale proceeds will be credited with any share resale surplus returned to the Company’s treasury, and should the share resale shortfall below the US$4 million required amount, the shortfall must be made up by the Company in cash or through the issuance of additional shares. Upon payment in full

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

by the Company of the guaranteed amount of the combined approximately $14 million of resale proceeds to Teck Cominco, the exercise of the Exploration Lands Option and the Resource Lands Option will be completed and the Company will vest its interest and take registered title to the claims comprising them.

As a consequence of electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried interests in the Options for cash or share consideration, equal to the independently appraised value of the two carried interests. The valuation was required to be acceptable to the TSX Venture Exchange. No commissions or finders’ fees were payable in respect of the acquisition of the carried interests in the Options. On March 15, 2005, the Company announced it had reached an agreement in principle with HDGI to acquire the 20% carried interests for a purchase price of 14,002,268 common shares. The agreed number of shares was based on negotiations between the Company and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd; the valuation was publicly filed at www.SEDAR.com. The TSX Venture Exchange and the American Stock Exchange accepted the acquisition transaction in May and June 2005, respectively. The transaction was originally contemplated to be an acquisition of the carried interests from HDGI acting as trustee for certain family trusts, primarily of its insiders; however, it is possible that the acquisition will be restructured to be an acquisition of HDGI itself.

On completion of the exercise of the Options and the acquisition of the carried interest of HDGI, Northern Dynasty, through one or more 100% subsidiaries, will own a 100% right title and interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following sections use the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize them. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Technical Programs

The Pebble property hosts an extensive, northeast-trending mineralized system defined by a 34 square mile (89 square kilometer) Induced Polarization chargeability (geophysical) anomaly that is associated with a multi-phase intrusive complex. The large Pebble porphyry gold-copper-molybdenum deposit, which was discovered and partially outlined through drilling from 1987-1997 by Teck Cominco, is situated in the northeastern part of the sulphide system. Two porphyry copper-gold-molybdenum deposits, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins, discovered in exploration drilling by Northern Dynasty, also occur within the sulphide system to the southwest of the Pebble deposit.

The Pebble Project made the transition from the exploration to mine planning stage in 2004. The Company began comprehensive programs designed to advance the Pebble project through the feasibility stage as well as providing the necessary data for permit applications. These programs are on-going in 2005.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

2005 Program

A $44.7 million program is currently underway and encompasses engineering, environmental and socioeconomic programs as well as additional drilling. This work is designed to more fully explore the area of the Pebble deposit and collect the necessary engineering, environmental and socioeconomic data to complete a feasibility study and prepare submissions to apply for environmental permits. Excellent progress is being made.

Extensive environmental data has been collected for design purposes, and many stations have also been established for comprehensive, ongoing monitoring of the site. The Company also continues to focus on its community engagement program.

Exploration drilling at Pebble continues to be very successful, locating a large mineralized granodiorite stock (intrusion) to the east of the main Pebble deposit. It is expected that this discovery, and further drilling to define it, will expand the size and increase the overall grade of the Pebble deposit. Subsequent to the end of the quarter, the Company initiated an assessment of the potential effect that the new discovery could have on the timeline for completion of the feasibility study and permit applications.

Drilling

The 2005 program began on April 1, and to September 30 has comprised 50,919 feet (15,520 meters) in 37 holes focused on metallurgical drilling (during the second quarter) to obtain samples for testing, exploration drilling focused on the East Zone and soils engineering drilling for testing sites for the mill building and tailing storage areas. Drill statistics to the end of the third quarter are tabulated below:

TYPE	NUMBER of HOLES	FEET	METERS
Metallurgical	10	10,010	3,051
Exploration	12	37,564	11,449
Soils Engineering	15	3,345	1,020
TOTAL	37	50,919	15,520

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Drilling activities in the third quarter consisted of exploration and soils engineering core drilling. A total of 30,667 feet were drilled in 23 holes. The following types of drilling programs were conducted.

Exploration.

Twenty seven thousand three hundred and twenty two feet (11,449 meters) of exploration drilling was completed in 8 holes, focused on the East Zone. Five of the eight holes were step outs to the east of previous drilling.

Soils Engineering.

Three thousand three hundred forty five feet (1,020 meters) of soils engineering drilling were completed in 15 holes. The purpose of this drilling was to collect overburden samples in the proposed mill site and tailings dam areas.

Copper-gold-molybdenum mineralizing system discovered on the eastern flank of the Pebble Deposit

Exploration drilling in 2005 was undertaken to determine the extent and potential of higher grade mineralization located to the east of the present resource area. The program successfully located a large mineralized granodiorite stock under a cover of barren Tertiary rocks.

Core hole 5327 intersected 2619 feet, grading 1.45% CuEQ1 (O.87% Cu, O.70 g Au/t, 0.028% Mo). Included in this intersection are intervals of 605 feet grading 1.60% copper equivalent (0.90% Cu, 1.06 g Au/t, 0.013% Mo) and 290 feet grading 2.00% copper equivalent (1.08% Cu, 1.30 g Au/t, 0.029% Mo). Hole 5327 was drilled at a dip of 65 degrees in the direction of 270 degrees and entered the new mineralized system at a vertical depth below surface of 1500 feet. The mid-point of the latter intercept is located 2000 feet east of the 3.1 billion tonnes of measured and indicated resources, plus 1.1 billion tonnes of inferred resources2 currently defined in the Pebble deposit. Hole 5332, located 2400 feet east of the Pebble resource and 1400 feet north of Hole 5327, intersected 2367 feet grading 1.41% copper equivalent (comprising 0.89% Cu, 0.33 g/t Au, 0.055% Mo). Included in this intersection is an 817 foot interval grading 1.74% copper equivalent (1.28% Cu, 0.28 g/t Au, 0.050% Mo).

The dimensions of this stock are not yet fully defined, but the work indicates that the mineralized intrusive rock is up to 4,000 feet from north to south, 4,000 feet from east to west and extends up to 2,400 feet vertically. Grades throughout the intrusive are higher than the adjoining Pebble deposit on the west.

1 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.06) + (Mo% x 132.28/22.06).

2 March 2005 estimate of the mineral resources at a cut-off grade of 0.30% copper-equivalent:

  Measured and Indicated Resources of 3.03 billion tonnes grading 0.28% Cu, 0.32 g/t Au, and 0.015% Mo; and Inferred Resources of 1.13 billion tonnes grading 0.30 g/t Au, 0.27% Cu and 0.015% Mo.

Higher-grade resources, above a cut-off grade of 0.70% copper-equivalent, include:

  Measured and Indicated resources of 569 million tonnes grading 0.50 g/t Au, 0.46% Cu and 0.021% Mo; and Inferred Resources of 143 million tonnes grading 0.56 g/t Au, 0.40% copper and 0.020% Mo.

Independent qualified persons for the resource estimate are David W. Rennie, P.Eng., of Roscoe Postle Associates, Inc., and R. Mohan Srivastava, P.Geo., of FSS Canada Consultants Inc.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results indicate that a substantial high grade porphyry deposit has been discovered. Extensive drilling will be required to fully delineate this major discovery. Northern Dynasty plans to continue drilling in this area until Christmas and expects to complete six additional holes by that time.

Feasibility Study

The feasibility study continued to advance toward completion. By the end of the third quarter, feasibility design was substantially complete and most cost data had been submitted for assembly.

The study team has identified a number of optimization opportunities and work has begun on the assessment of these opportunities. This work is expected to continue in parallel with the completion of the feasibility study.

Metallurgy and Process Plant Design

A grinding testwork program continued though the quarter. The testwork was completed on both NQ-size and PQ-size core samples. A program to develop corroborative grinding data was also completed during the period. The results from all elements of the grinding testwork program will be reviewed in October to finalize the grinding parameters for the feasibility study.

Flotation testwork continued throughout the quarter. The bench scale work to finalize the flowsheet was completed and locked cycle work commenced; however, it became apparent that revisions were required in order to optimize reagent consumption. The necessary flowsheet revisions were made and the locked cycle testwork was completed.

The testwork results were reviewed late in the third quarter and a number of opportunities identified to improve the flowsheet and operating costs. This testwork was still underway at the end of the period.

A large scale flotation program will be completed in the fourth quarter. This will provide the necessary quantity of concentrate for samples for prospective smelter customers and for additional testwork, such as determining filtering characteristics. The testwork will also create sufficient sample of the tailings stream to conduct additional gold recovery testwork. The variability testwork, designed to assess the response in the proposed flow sheet from samples selected throughout the deposit, will also be conducted during the fourth quarter.

During the third quarter, the process flowsheets and plant layouts were completed and prices received for the process equipment to be incorporated into the capital cost estimate. The process and general and administration operating costs were also completed and were undergoing initial review at the end of the quarter.

Mining

Preparation of the mine operating costs commenced during the third quarter. These were under review at quarter end. The initial results of the two mining trade-off studies – in-pit crushing and trolley-assisted haulage – were reviewed. Both show significant opportunity to enhance project returns. However, the trolley-assist would consume significant electrical energy, which would require an expansion of the

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

planned power system beyond that currently envisioned. At quarter end, work was underway to complete a revised mine plan to incorporate in-pit crushing. Depending on the completion date for this work, this opportunity may be incorporated into the feasibility study by year-end.

Tailings and Water Management

The tailings facility feasibility design was completed during the quarter. This work included the structure design, water reclaim and a preliminary design of an alternate water supply for any fish habitat mitigation.

Infrastructure

The joint study being conducted by the Company and Homer Electric (“HEA”) was substantially completed during the period, including the assessment of the impacts on the Railbelt grid and the engineering necessary to determine the energy supply requirements. Costs were estimated for the transmission components of the project and by quarter end, a preliminary power price was under development by HEA.

The Company continued to liaise with representatives of the State of Alaska regarding the latter’s continuing design of the road and port system that would service southwestern Alaska. The Company completed its independent designs for both the road and the port. The costs for these alternatives were under review at quarter end.

The concentrate pipeline design and cost estimates were completed during the quarter. Near the end of the quarter, the alternative of utilizing the pipeline to pump lime from the port to the mine site, rather than trucking, was identified. This opportunity appears to offer a significant savings and work is underway to incorporate it in the feasibility study by year end.

A number of other transportation opportunities were identified during the course of the feasibility study. At the end of the quarter, a comprehensive trade-off study of these alternatives was commenced. This work is planned be completed in the first quarter of 2006 and will represent part of the update to the feasibility study that is planned to be prepared in 2006.

Cost Estimating

The capital and operating cost estimates were well developed during the third quarter and were undergoing initial review at the end of the quarter.

Environmental, Cultural and Socio-Economic Studies

The 2005 study program approved by the Board of Directors continued through the period with all targets for data collection being met.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Water

  Surface
  Thirty-one (31) monitoring stations have been established in the project area and each of these stations was visited each month during this quarter. Seven (7) of these stations are continuously recorded and three (3) of these are operated by the US Geological Survey. Data from other stations is read instantaneously during each visit, and used to update the rating curve for that station.
  There are over 300 different seeps - places where ground water comes to the surface; 24 of these seeps are being tested for flow characteristics to determine how the groundwater in the area contributes to the water flow at surface.
  Ground
  Thirty-two (32) new well clusters, comprised of sixty-eight (68) wells, have been developed during the period bringing the total number of well clusters to forty-six (46). Each cluster is comprised of two or three wells, depending on the depth of overburden, with each well sampling a different aquifer depth. The deepest well is generally targeted to reach bedrock. The wells have been pump tested so that the scientists can determine the rates of flow in groundwater aquifers.
  The groundwater studies are being used to aid in the design of the project and in mitigation features that will be needed to manage the effects of the project on the local ground water conditions.
  Quality
  Water quality was tested at the thirty-one (31) surface water stations, at 24 of the seeps and at all the ground water wells each month. A suite of 21 different analyses (or pieces of analytical data) is acquired from testing each water sample taken.

Mine Rock and Tailings Characterization

The data collected from all core holes was evaluated to determine which holes to collect samples from and analyze for mine rock characterization and closure planning. Sixty-four core holes were sampled and analyzed for this specific purpose.

Fish and Aquatics

Sampling for the presence of fish and aquatic plants and animals are conducted at the same sites (31) that water parameters are collected. This happens monthly for fish and twice a year for aquatic plants and animals.

Wetlands

Wetlands studies are continuing. Although the majority of the soil sampling was done last year, the variations on terrain and plant species required additional work to be carried out this year in order to complete the description of the project area.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Wildlife

Studies of birds, mammals and habitats continued through this quarter. Song birds, shore birds, water fowl, and raptors were all observed and details of their habits and habitats where recorded.

Marine

Information, specific to the port site adjacent to the proposed road to Williamsport, has been collected during the quarter. This involved the use of a specialized research vessel anchored in adjacent waters and from which zodiac style boats were used as study platforms. Studies included observations of the foreshore, intertidal and subtidal habitats and the flora and fauna that use them.

Lake Iliamna Studies

These studies are being carried out so that the potential effects of the transportation developments can be assessed during the construction phase, i.e. before the road and port are developed. Additional information is being collected to allow for assessment and monitoring during the operational phase. These studies have focused on salmon spawning and migration, water quality in the lake where key streams flow into it and tissue sample from clams that live in the sediments of the lake.

Subsistence

Extensive research is being carried out in partnership with the State of Alaska’s Department of Fish and Game department. The information collected through a detailed interview process that involves many participants in over 20 local villages, and then is being transferred into a GIS framework from which the potential effects of the project development activities [on what?] can be evaluated. All the information collected will be carefully guarded by the consultant and will ultimately be the property of those interviewed. The 2005 activity has recently being started and will continue through the winter and early spring of 2006.

Cultural

Archaeological studies have been carried out on all areas that are expected to be disturbed by the project with the exception of the road and port. The latter studies, not expected until 2006, will be implemented once that decisions are made regarding the exact locations of these project features.

Stakeholder Relations

Northern Dynasty continues with its dialogue efforts with the stakeholders in Alaska. Meetings with individuals continue, covering the entire range of stakeholders from the citizens of the local villages to representatives of Alaska’s Legislatures and others who seek information about the Pebble Project. In all, the Company has conducted over 265 meetings and site tours for stakeholders. This community engagement effort is consistent with Northern Dynasty’s stakeholder relations strategy, and already it can be shown that individuals who were very apprehensive about the project concept now have a greater understanding of and have adjusted to the size and intent of the project. The objective is to prepare stakeholders to move to the next stage of interaction: the dialogue to ensure that their interests are being considered in the design process.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Properties

Northern Dynasty holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties, and maintains the claims in good standing.

The Company also holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

Market Trends

Copper prices have been increasing since late 2003. Copper averaged US$1.30/lb in 2004 and US$1.60/lb to October 31, 2005.

The average gold price to October 31, 2005 was approximately US$436/oz, which is above the average price of US$410/oz in 2004.

Molybdenum oxide prices increased from US$7.60/lb early in 2004 to US$34.00/lb by December 31, 2004. Molybdenum oxide prices have ranged from US$33.00/lb to US$36.00/lb since April 1, 2005.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2004	2003	2002
Current assets	$13,254,219	$3,670,609	$682,336
Mineral properties	11,788,621	–	–
Other assets	398,101	12,037	2,813
Total assets	25,440,941	3,682,646	685,149

Current liabilities	3,025,155	429,722	186,288
Shareholders’ equity	22,415,786	3,252,924	498,861
Total shareholders’ equity & liabilities	25,440,941	3,682,646	685,149

Working capital	10,229,064	3,240,887	496,048

Expenses
Conference and travel	351,201	80,019	55,856
Depreciation	45,994	3,832	721
Exploration	32,594,900	5,501,729	4,329,936
Legal, accounting and audit	143,916	29,977	45,518
Office and administration	1,382,986	521,557	480,987
Shareholder communication	471,032	578,476	164,031
Trust and filing	85,438	39,125	24,768
Foreign exchange loss (gain)	251,135	(62,206)	37,655
Gain on disposal of equipment	–	(3,403)	–
Interest income	(357,926)	(64,709)	(26,979)
Write down of marketable securities	351,094	–	–
Stock-based compensation – exploration	3,111,302	426,178	–
Stock-based compensation – administration	3,267,575	1,248,886	–
Loss for the period	$41,698,647	$8,299,461	$5,112,493

Basic and diluted loss per share	$(1.04)	$(0.35)	$(0.41)

Weighted average number of common shares	39,926,335	23,386,208	12,562,113
outstanding

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Sep 30	June 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31
	2005	2005	2005	2004	2004	2004	2004	2003
Current assets	$ 18,646	$ 28,265	$ 39,262	$ 13,254	$ 20,535	$ 24,741	$ 24,781	$ 3,671
Mineral properties	16,707	16,707	16,707	11,789	–	–	–	–
Other assets	431	450	405	398	264	147	33	12
Total assets	35,784	45,422	56,374	25,441	20,799	24,888	24,814	3,683

Current liabilities	4,718	4,812	3,892	3,025	7,087	2,303	631	430
Shareholders’ equity	31,066	40,610	52,482	22,416	13,712	22,585	24,183	3,253
Total shareholders’ equity
and liabilities	35,784	45,422	56,374	25,441	20,799	24,888	24,814	3,683

Working capital	13,928	23,453	35,370	10,229	13,448	22,438	24,150	3,241

Expenses
Amortization	24	25	19	26	12	6	2	3
Conference and travel	147	261	83	78	139	102	32	35
Exploration	15,335	11,666	5,582	6,315	17,809	7,163	1,308	2,001
Legal, accounting and audit	62	74	50	102	32	7	3	8
Office and administration	695	705	493	415	610	222	136	53
Shareholder communication	116	85	89	81	122	76	193	57
Trust and filing	38	29	67	42	5	26	13	3
Subtotal	16,417	12,845	6,383	7,059	18,729	7,601	1,686	2,159
Fair value adjustment on price
protection	634	–	–	–	–	–	–	–
Foreign exchange loss (gain)	(199)	(47)	20	45	103	94	10	(11)
Gain on disposal of equipment	–	–	–	–	–	–	–	–
Interest income	(152)	(201)	(118)	(78)	(102)	(110)	(68)	(26)
Write down of marketable
securities	–	–	–	–	–	(351)	–	–
Subtotal	16,700	12,597	6,285	7,026	18,730	7,936	1,628	2,122
Stock-based compensation	1,497	759	1,391	2,344	1,555	44	2,437	1,675
Loss for the period	18,197	13,356	7,676	9,370	20,285	7,980	4,065	3,797

Basic and diluted loss per
share	$ (0.32)	$ (0.24)	$ (0.16)	$ (0.23)	$ (0.46)	$ (0.22)	$ (0.13)	$ (0.14)

Weighted average number of
common shares outstanding
YTD (thousands)	57,189	56,670	49,351	46,296	44,417	36,918	32,359	31,372

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The loss for the three months ended September 30, 2005 decreased to $18,197,228, compared to a loss of $20,283,998 in the same quarter of the previous fiscal year. Included in the loss for the current quarter was stock-based compensation expense of $1,497,453 and exploration costs of $15,334,997.

Expenses excluding stock-based compensation, fair value adjustment on the price protection guarantee, foreign exchange, and interest, decreased to $16,417,014 in the third quarter of fiscal 2005 compared to $18,729,138 in the same quarter of 2004.

Exploration costs decreased in the third quarter of fiscal 2005 compared to the same quarter of 2004, due mainly due to a decrease in drilling in the current quarter compared to the third quarter of 2004.

Office and administration costs increased from $610,508 in the third quarter of the 2004 fiscal year to $695,102 in the third quarter of the 2005 fiscal year because of additional activities required to support work at the Pebble site. Shareholder communication expenses decreased from $121,771 in the third quarter of 2004 to $116,347 in the third quarter of fiscal 2005.

Stock-based compensation decreased to $1,497,453 in the current quarter compared to $1,554,402 in the third quarter of 2004, due to a decrease in the number of stock options granted during the current quarter compared to the corresponding period in the prior year.

Loss for the nine months ended September 30, 2005 increased to $39,228,574, compared to a loss of $32,328,484 in the same period of the previous fiscal year. Exploration expenses increased to $32,583,523 for the nine months ended September 30, 2005, compared to $26,280,103 for the nine months ended September 30, 2004.

The main exploration expenditure for the first nine months of fiscal 2005 was for environmental (2005 -$10,055,510; 2004 – $6,397,618) planning and testing. Other significant exploration costs were for:

  engineering (2005 – $6,357,652; 2004 – $2,658,076) for work on the feasibility study;
  drilling (2005 – $4,436,847; 2004 – $7,899,304), and
  helicopter transportation for geological, environmental and drill crews (2005 – $3,997,748; 2004 – $3,678,098).

Office and administration costs for the period increased from $968,032 (June 2004) to $1,892,781 (June 2005), due mainly to the opening and operation of an office in Anchorage, Alaska.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At September 30, 2005, the Company had working capital of approximately $13.9 million. During the nine months ended September 30, 2005, the Company completed a $30.8 million private placement equity financing, which consisted of 7,247,000 units. Each unit consists of one common share and one warrant convertible into one common share. Taking into account in-the-money dilutables, the Company has sufficient capital to execute its 2005 work programs.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

At September 30, 2005, Northern Dynasty had working capital of approximately $13.9 million, as compared to $23.5 million at June 30, 2005, and has no long-term debt. Northern Dynasty had 58,561,019 common shares issued and outstanding at September 30, 2005, with a commitment to issue a further 14,002,268 common shares in respect of the Company’s acquisition of the remaining 20% of the Pebble property.

The Company had no commitments for material capital expenditures as of September 30, 2005.

During the period November 2004 to March 2005, the Company acquired, subject to regulatory approvals, a 100% interest in the Pebble property (see Item 1.2 of this MD&A).

The Company will use its capital resources primarily to continue to conduct an exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8 Off-Balance Sheet Arrangements

None.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, and other management activities for, investor relations, and incurs third party costs on behalf of the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $1,932,948 for the nine months ended September 30, 2005 as compared to $1,496,150 for the nine months ended September 30, 2004. In the third quarter of fiscal 2005, the Company paid HDI $660,722, as compared to $575,779 in the third quarter of the previous year. The variance between the current year and the 2004 fiscal year is due to the increased level of activity of the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI (as trustee of HDG Master Trust) in respect of Teck Cominco’s "Pebble" gold-copper-molybdenum property in southwestern Alaska (see note 6(a) of the accompanying financial statements). In March 2004, the Company announced it had reached an agreement to acquire the 20% remaining contractual interest in the Pebble Property from HDGI as trustee of the HDG Master Trust.

During the nine months ended September 30, 2005, the Company paid

  $nil (2004 - $82,000) to a private company controlled by Brian Mountford, a director, for engineering and project management services.
  $124,998 (2004 - $nil) to Shambhala Gold plc, a wholly owned subsidiary of Galahad Gold plc, for engineering and project management services provided to the Company by Brian Mountford, a director of the Company and a consultant to Galahad Gold plc.
  $155,187 (2004 - $107,313) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.
  $26,660 (2004 - $nil) by Galahad Gold plc, a significant shareholder of the Company, for travel expenses.

Refer also to item 1.2 for further discussion of the Pebble option agreements.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13 Changes in Accounting Policies including Initial Adoption

None.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of November 2, 2005, the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				58,572,519

Share purchase options	November 30, 2005	$ 5.00	1,376,967
	November 30, 2005	$ 5.05	38,000
	November 30, 2006	$ 4.65	100,000
	November 30, 2006	$ 5.00	1,849,167
	September 28, 2007	$ 5.40	150,000
	November 30, 2007	$ 4.50	170,000
	November 30, 2007	$ 5.31	641,666	4,325,800

Warrants	September 18, 2006	$ 5.00	7,247,000	7,247,000

On March 15, 2005, the Company announced it had reached an agreement to acquire the 20% remaining carried contractual interests in the Resource Lands and the Exploration Lands for a purchase price consisting of 14,002,268 Northern Dynasty common shares. These 14,002,268 shares are not reflected in the above-noted figures.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for gold, copper, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.